Via EDGAR

December 4, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Irene Paik

Re:	Synthorx, Inc.
Registration Statement on Form S-1
File No. 333-228355

Acceleration Request

Requested Date:    Thursday, December 6, 2018

Requested Time:    4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-228355) (the “Registration Statement”) to become effective on December 6, 2018, at 4:30 P.M., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes Kenneth J. Rollins of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth J. Rollins of Cooley LLP, counsel to the Registrant, at (858) 550-6136.

Very truly yours,

Synthorx, Inc.

By:	/s/ Laura Shawver
Laura K. Shawver, Ph.D. President and Chief Executive Officer

cc:	Christian V. Kuhlen, Synthorx, Inc.
Kenneth J. Rollins, Cooley LLP
Matthew T. Bush, Latham & Watkins LLP